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                        November 15, 2023

       Joshua Fine
       Chief Financial Officer
       Cyclo Therapeutics, Inc.
       6714 NW 16th Street, Suite B
       Gainesville, FL 32653

                                                        Re: Cyclo Therapeutics,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 7,
2023
                                                            File No. 333-275371

       Dear Joshua Fine:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Alison Newman